

September 25, 2020

R. Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
9137 Ridgeline Boulevard, Suite 135
Highlands Ranch, Colorado 80129

> **Re: Vivos Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 31, 2020**
> **CIK 0001716166**

Dear Mr. Huntsman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 31, 2020

Overview, page 2

1. We note your disclosure that published studies have shown that the patented and proprietary technologies and protocols incorporated into the Vivos System alter the size, shape and position of the tissues that comprise the human airway, leading to lower mean AHI scores by up to 65.9% in patients with mild-to-moderate OSA. In an appropriate location in your prospectus, please revise your disclosure to indicate the studies where this effect was observed and clarify whether the Vivos System was actually used in those studies.

2. We note your disclosure that your DNA appliance is currently registered with the FDA for palatal expansion, that the DNA appliance also currently has a pending 510(k) application

to include additional indications of use for the treatment of mild-to-moderate OSA, snoring, and SDB in adults, and that your dentists regularly prescribe the DNA appliance to treat conditions associated with OSA. Please update your disclosure to clarify if the OSA uses or prescriptions would be considered off-label at this time.

Our Market Opportunity, page 3

3. Your disclosure on page 21 indicates that a majority of patients being treated today for SDB or OSA are initially referred to pulmonologists, who may not currently use your system. Please update your estimates of market size here and on page 69 to address that pulmonologists do not currently recommend your system.

Our Competitive Strengths, page 6

4. We note your disclosure here and in other locations in your prospectus that your system can be a "potentially life-saving treatment." Please provide us with support for this disclosure or revise as appropriate.

Emerging Growth Company under the JOBS Act, page 13

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Liquidity and Capital Resources, page 56

6. We note that you have entered into a loan under the Paycheck Protection Program, pursuant to which the company borrowed $1,265,067. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven. In addition, please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies Involving Management Estimates and Assumptions
Stock-Based Compensation , page 63

7. Please revise your filing to explain in more detail the methodologies and underlying assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented. Additionally, progressively bridge to the current estimated IPO price the fair value per share determinations used for any option grant since June 30, 2020. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing. Please discuss with the staff how to submit your response.

Current Treatments for OSA and their Limitations, page 69

8.   We note your disclosure that CPAP "was generally" the "gold standard" of care for treatment of Obstructive Sleep Apnea by the medical community, and your disclosure on page 69 that CPAP therapy is the mainstay of therapy for adults with OSA. If you believe CPAP is no longer the "gold standard" for treatment, please revise to clarify the basis of your belief. We also note your statement that 29 to 83 percent of patients are nonadherent to CPAP therapy, although 60% or more find they are intolerant, refuse treatment or fail to continue their CPAP treatment. Please update your disclosure to clarify whether the 60% figure is a subset of the initial 29 to 83 percent range or is taken from a different study.

Our Solution for OSA – the Vivos System, page 70

9.   We note your statement that you believe that the Vivos system is the first truly effective solution for mild-to-moderate OSA, snoring and SDB. Please explain to us why your solution is "truly effective" as compared to CPAP, MADs and surgical options.

Choice of Forum, page 115

10.   We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

        You may contact Michael Fay at 202-551-3812 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Lawrence A. Rosenbloom, Esq.